Via Facsimile and U.S. Mail
Mail Stop 6010

May 22, 2007

Thomas J. Iacopelli
Chief Financial Officer
NYMAGIC, Inc.
919 Third Avenue
New York, NY 10022

      Re: NYMAGIC, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 15, 2006
                File No. 001-11238

Dear Mr. Iacopelli:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant